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                                                                      EXHIBIT 20

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                                                           January 30, 1998

ZURN ANNOUNCES US BRASS REORGANIZATION PLAN CONFIRMATION
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Dallas, TX...Zurn Industries, Inc. (NYSE:ZRN) announced today that the United
States Bankruptcy Court for the Eastern District of Texas has confirmed the Chapter 11 bankruptcy Plan of Reorganization filed by United States Brass Corporation (US Brass). Eljer Plumbingware, Inc. (formerly, Eljer Manufacturing, Inc.), parent corporation of US Brass, and Eljer Industries, Inc., owner of Eljer Plumbingware and a subsidiary of Zurn, also were proponents of the Plan.

The confirmed Plan establishes the Brass Trust to pay claims related to US Brass polybutylene plumbing systems. The Brass Trust will be funded by an amount equal to any amounts US Brass and the Eljer entities eventually recover from their insurance carriers, and approximately $53.4 million in cash and a $20 million noninterest bearing note payable over ten years. The Plan also provides for the payment of all other unsecured claims. In connection with confirming the Plan, the Bankruptcy Court also approved settlements between US Brass, the Eljer entities, Shell Oil Company and Hoechst Celanese Corporation (each suppliers of resin used by US Brass in the manufacture of polybutylene plumbing systems), and the Cox Class, a certified, nationwide class of polybutylene plumbing claimants.

As a result of the confirmation of the Plan, US Brass will remain a wholly-owned subsidiary of Eljer Plumbingware and future claims related to polybutylene plumbing against US Brass, Eljer Plumbingware and Eljer Industries will be enjoined and channeled to the Brass Trust.

Commenting on the Court's decision, Chairman Robert R. Womack said: "We are delighted by the decision of the Bankruptcy Court. The Plan of Reorganization that the Court confirmed contains the same financial terms on which Zurn made the decision to acquire Eljer Industries in December 1996. We are pleased that this event is behind us and we look forward to fully integrating US Brass into the Zurn operations."

It is expected that the Bankruptcy Court will sign the Confirmation Order next week and that the Plan of Reorganization will become effective prior to March 31, 1998.

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Contact: Steve Adams
         ZURN INDUSTRIES, INC.
         Dallas, TX 972/560-2306